Mail Stop 4561

July 10, 2008

William Atkinson
City Loan, Inc.
3431 Cherry Avenue
Long Beach, CA 90807

      Re: City Loan, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed July 2, 2008
              File No. 000-50561

Dear Mr. Atkinson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendments to the Certificate of Incorporation to Effect the Reincorporation, page 3

1. State briefly the reasons for the change in the state of incorporation of the company from Delaware to Nevada. See Item 19 of Schedule 14A.

2. Please revise the information statement to provide a summary comparison of all of the material differences in the corporate governance documents of the company and the new corporation, and address the purpose and the general effect of each such change upon the rights of existing security holders. In addition, the information statement should disclose all the material differences between the corporate laws of Nevada and Delaware affecting shareholders as they each apply to you. If any of the described changes have an anti-takeover purpose or effect, please clearly disclose this effect. See Release No. 34-15230.

3. We note that the company is quoted on the OTC Bulletin Board under the ticker symbol "CIYL." Please disclose whether the securities will continue to be quoted on the OTCBB after the reincorporation merger.

Amendments to the Certificate of Incorporation to Effect the Reverse Stock Split of Common Stock, page 4

4. We note your disclosure on page 5 that the effect of the reverse split will be to reduce the number of shares of common stock outstanding from approximately 69,478,982 shares to approximately 9,925,569 shares. Given that the company does not intend to reduce the number of authorized shares, the reverse split will have the effect of increasing the number of authorized and unissued shares. Please state the number of authorized and unissued shares after the reverse split and disclose whether you have any current plans, proposals or arrangements to issue any of the additional shares.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jan Woo at (202) 551-3453 with any questions. If you require further assistance you may contact Maryse Mills-Apenteng at (202) 551-3457. If, thereafter, you require additional assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Michael A. Novielli, Chairman
        City Loan, Inc.
        Via Facsimile at (617) 249-0947